

October 18, 2012

Via E-mail
Graham Smith
Chief Financial Officer
salesforce.com, inc.
The Landmark @ One Market, Suite 300
San Francisco, CA 94105

      Re: salesforce.com, inc.
              Form 10-K for the Fiscal Year Ended January 31, 2012
              Filed March 9, 2012
              File No. 001-32224

Dear Mr. Smith:

We have reviewed your letter dated September 17, 2012 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 24, 2012.

Form 10-K for the Fiscal Year Ended January 31, 2012

Notes to Consolidated Financial Statements

Note 8. Legal Proceedings, page 99

1.   We note your response to prior comment 4. Please tell to us what consideration was given to the materiality of the estimated loss exposure relative to results for the quarter ended April 30, 2011. Additionally, explain how you considered qualitative materiality with respect to uncertainties regarding contingencies.

2.   As a related matter, please tell us what consideration was given to disclosing the company's estimate of reasonably possible losses in excess of any amounts accrued for the quarterly period ended April 30, 2011. Please refer to paragraphs 50-3 and 50-4 of ASC 450-20-50.

3.   In your Forms 10-Q for the quarterly periods ended July 31, 2011 and October 31, 2011, as well as your Form 10-K for the fiscal year ended January 31, 2012, you disclosed the estimated expense charge for the settlement which was approximately $0.04 per diluted share. Disclosure of loss amounts on a per share basis requires additional computations and assumptions to determine the pre-tax dollar amount of the loss. In future filings, when providing the disclosures required by ASC 450-20-50, please include quantification of amounts expressed in whole dollars or if provided as a per share amount, accompany the disclosure with the related assumptions so that the pre-tax dollar amount of the estimated loss can be readily determined.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief